INNOVATIVE FOOD HOLDINGS, INC.
28411 Race Track Road
Bonita Springs, Florida 34135
(239) 596-0204

July 20, 2015

VIA EDGAR AND EMAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Dean Brazier, Esq.

Re:	Innovative Food Holdings, Inc. (the “Company”) Registration Statement on Form S-1 Filed June 12, 2015 File No. 333-204899

Dear Mr. Brazier:

This letter shall serve as the request of the Company, pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Tuesday, July 21, 2015, 4:30PM EST, or the soonest practicable date thereafter.

The Company herewith acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and ( iv) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this matter, please contact Irving Rothstein of Feder Kaszovitz LLP at (212) 888-8200.

Sincerely,

Innovative Food Holdings, Inc.

By: /s/ Sam Klepfish
Sam Klepfish
Chief Executive Officer